

March 14, 2011

<u>Via U.S. Mail and Facsimile 216.619.1699</u>

Robert G. O'Brien
Executive Vice President and Chief Financial Officer
Forest City Enterprises, Inc.
50 Public Square
Suite 1100
Cleveland, OH 44113

      Re: **Forest City Enterprises, Inc.**
             Form 10-Q for period ended October 31, 2010
             Filed December 8, 2010
             File No. 1-4372

Dear Mr. O'Brien:

      We have reviewed your response dated February 22, 2011 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to this comment, we may have additional comments.

Robert G. O'Brien
Forest City Enterprises, Inc.
March 14, 2011
Page 2

Form 10-Q for period ended October 31, 2010

Item 1. Financial Statements, page 1

Notes to Consolidated Financial Statements, page 8

J. Net Gain (Loss) on Disposition of Partial Interests in Rental Properties and Other Investments, page 29

University Park Joint Venture, page 30

1.   We note your response to prior comment five. We continue to be unsure of your determination that control of the joint venture formed with HCN FCE Life Sciences, LLC is shared equally. Please address your continued management of the life science office buildings on behalf of the joint venture.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding the comment on the financial statements and related matters.

Sincerely,

Kevin Woody
Accounting Branch Chief